NEWS RELEASE

January 4, 2007

Trading Symbols: AMM : TSX, AAU: AMEX

www.almadenminerals.com

2006 YEAR REVIEW OF ALMADEN’S EXPLORATION ACTIVITIES

2006 was a very of busy year for Almaden Minerals Ltd. (“Almaden”) with active exploration on multiple projects in both Mexico and Canada. Highlights in 2006 include the exciting drill results from the Caballo Blanco Project in Mexico which included an intersection of 76 meters of 1.7 grams per tonne (g/t) gold and Almaden’s successful grassroots exploration resulting in the discovery, acquisition and development of the Viky and Ponderosa projects in Mexico and Canada respectively. Please see our website www.almadenminerals.com for more information.

The president and CEO of Almaden, J. Duane Poliquin reports that, “2006 was a year of exciting milestones for Almaden. With a cash equivalent treasury of $C20 Million we are well financed to carry out our exploration programs for years to come. We had some fantastic drill results from our Caballo Blanco project in 2006 and expectations are high for drill programs anticipated at Caballo Blanco, Tuligtic, Bufa, Merit and Ponderosa in 2007.”

Joint Venture Developments in 2006

In addition to Almaden’s ongoing generative exploration programs, the company currently has fifteen active joint venture projects. This total includes ten option agreements each allowing a partner to earn an interest in an Almaden property through exploration spending on the project. Almaden also has an active regional exploration joint venture with Japan Oil, Metals and Gas National Corporation (“JOGMEC”) to explore for base metals over a large area of Mexico.

Almaden’s partners carried out a cumulative total of roughly 8,328 meters of diamond drilling on six projects in 2006. Strongbow Exploration Ltd. (TSX-V: SGW) expended enough money to earn a 51% interest in the Skoonka Creek project, B.C. and Comaplex Minerals Ltd. earned a 60% interests in the Caballo Blanco Project, Mexico. The work carried out in 2006 to secure interests in these projects included 4,403.3 meters of drilling by Strongbow at Skoonka Creek and 743.8 meters by Comaplex at Caballo Blanco.

In 2006 Consolidated Spire Ventures Ltd. (”Spire”) bought a 100% in Almaden’s PV project, which Spire had previously optioned , subject to a 2% NSR royalty to Almaden. The terms of the purchase require Spire to issue Almaden fully paid and non-assessable common shares of Spire according to the following schedule:

a)

2,000,000 shares within 5 business days after acceptance for filing by the Exchange.(paid)

b)

1,000,000 shares on the first anniversary of the Effective Date.

c)

1,000,000 shares within 30 days of a decision to put the Property into Commercial Production.

Also in 2006, Almaden optioned it’s porphyry copper-gold Tuligtic project in Puebla State, Mexico to Pinnacle Mines Ltd. (TSX-V:PNL) on terms whereby Pinnacle can earn a 60% interest through issuing Almaden 1 Million shares of Pinnacle and by spending $US6 Million on exploration. Almaden expects Pinnacle to explore the project through drilling in 2007.

Exploration Developments in Mexico

Almaden announced the acquisition of several new projects in 2006 including the Lajas, Fierro and Candela gold projects (see Almaden news release of September 22, 2006). Almaden will be developing these projects further in 2007. Almaden also conducted large exploration programs on it’s wholly owned Viky and Erika projects in 2006. Results from the program carried out at Viky are described below. Results from Erika will be released as soon as they are compiled.

Almaden’s partner Lincoln Gold Corp. (OTCBB:LGCP) completed a soil survey on Almaden’s 2,291 hectare Bufa project located in Chihuahua, Mexico, the results from which Almaden expects to receive in January, 2006.

Horseshoe Gold Ltd. (TSX:HSX) has an option to acquire a 60% interest in Almaden’s 100% owned Fuego project in Mexico and carried out a diamond drill program there, the results from which were considered encouraging by both companies (see Almaden news release of April 5, 2006). Almaden expects Horseshoe to conduct further drilling on the property in 2006.

In 2006 Hawkeye Gold and Diamond Ltd. (TSX-V: HKO) carried out a small drill program on Almaden’s San Carlos project in Mexico. The agreement with Hawkeye was subsequently terminated (see Almaden news release of September 22, 2006). Almaden has reviewed the past work on the property and is currently seeking a joint venture partner to advance the project.

Exploration Developments in Canada

In the Spences Bridge Gold belt, an area prospective for epithermal gold-silver deposits identified by Almaden in 2001, several of Almaden’s projects were advanced. Of particular note was the drilling and exploration results received from Strongbow and Spire on the Skoonka Creek and PV projects respectively.

Tanqueray Resources Ltd. (TSX-V:TQY) can earn a 60% interest in Almaden’s 100% owned Nicoamen River project by issuing 1 Million shares of Tanqueray to Almaden and spending $C4 Million on exploration. In 2006 Tanqueray conducted an exploration program on the property, the results of which are presently being compiled and are expected in early 2007.

Williams Creek Explorations Ltd. (TSX-V: WCX) holds Almaden’s 100% owned Merit and Brookmere projects under option on terms whereby Williams Creek can earn an interest in either or both these properties through spending $C4 Million and issuing 1,000,000 shares of Williams Creek to Almaden by 2010. In 2006 Williams Creek conducted prospecting and stream sediment sampling on the Brookmere project and a geological mapping and soil sampling program on the Merit project. Almaden expects Williams Creek to drill the Merit project in 2006.

Almaden also conducted a large exploration program on it’s wholly owned Ponderosa project, also located in the Spences Bridge Gold Belt. This program identified a new epithermal gold vein. Highlights of the results of samples taken from hand trenches which exposed the vein include 11.7 meters that averaged 2.22 g/t gold and 6.6 meters of 2.83 g/t gold (see Almaden news release of December 12, 2006). Almaden will continue to advance this project towards an anticipated 2007 drill program.

Elk Gold Deposit, British Columbia

In 2006 8,873 meters in 58 drill holes of exploration and development diamond drilling was carried out by Almaden on this 100% owned gold project located near Merritt, B.C. Almaden previously reported a resource on this project prior to the 2006 drill program (see Almaden news release of May 4, 2006) and plans to release an updated resource incorporating the results of the 2006 program early in 2007. As soon as the new resource in received by management the project will enter an in house geologic and mining review in order to determine the best means of advancing it.

JOGMEC Regional Joint Venture, Mexico

Almaden and JOGMEC’s regional joint venture exploration program is well underway and has consisted to date of helicopter-borne stream sediment geochemical sampling in an area of Mexico considered prospective for base metal mineralisation. The terms of the joint venture agreement allow for JOGMEC to contribute US$700,000 to this program which will be operated by Almaden. JOGMEC can acquire a 60% interest in any mineral property acquired during the course of this exploration program (“designated property”) by spending an additional US$500,000 on exploration for each designated property. Any property identified by the regional joint venture program, but not selected as a designated property, shall be 100% owned by Almaden.

Viky Ag-Pb-Zn Project, Mexico

Almaden completed a large program of soil sampling, induced polarization (“IP”) geophysics, prospecting and rock chip sampling over the100% owned Viky project. The 11,000 hectare project was discovered in 2005 during Almaden’s regional exploration program in Central Mexico and covers an area of replacement silicification which has developed in folded and deformed thinly bedded limestone. The property is considered prospective for silver-rich zones within quartz replacement zones and quartz veining as well as silver-lead-zinc sulphide-rich replacement bodies. Eight samples taken by Almaden of silicified limestone returned silver values as high as 247 g/t and averaging 102 g/t, lead values as high as 12.9% and averaging 4.3%, zinc values as high as 0.16% and averaging 0.04% and significant copper and other indicator metals typical of a silver-rich sulphide replacement style geologic environment. Results from the new program will be released once they have been compiled.

Exploration Plans for 2007

Almaden expects drilling on at least eight of its properties in 2007, including the Viky, Merit, Bufa, Ponderosa, Fuego and Tuligtic projects, all of which projects our partner companies must advance in order to maintain the respective terms of their option agreements.

Almaden will continue with its successful business model of identifying new projects through grass roots exploration and managing risk by forming joint ventures with partner companies which carry the cost of exploring and developing our projects in order to earn an interest in them. Almaden’s grass roots exploration programs are designed to identify new mineral exploration projects in mineral terrains geologically permissive for world-class ore deposits. Almaden is seeking partners with the suitable business and geological resources to explore and assess the potential of these projects through drilling. Morgan Poliquin, P. Eng., a director of the Company, is the qualified person reviewing the technical information in this news release under the meaning of National Instrument 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.